Exhibit 17.1

May 22, 2023

Dear Fred, Dan and Board Members:

I hereby give notice of my resignation from the Board of Directors of Biofrontera, Inc. and as Chairman of the Audit Committee, effective immediately.

With the recent resignation of Erica Monaco as the President and CEO of Biofrontera Inc., the backdoor agreement of Hermann Luebbert, the Executive Chairman as the interim CEO, and the continued bullying and harassment targeted at me, I am unable to fulfill my fiduciary duty on behalf of the Biofrontera shareholder.

Ms. Monaco, the Biofrontera CEO, resigned because she was subjected to some of the most egregious treatment at the hands of the Board members (Hermann Luebbert, John Borer, Kevin Weber and Beth Hoffman) to wit: being cut out from meetings, rudely interrupted during presentations, snide remarks, and harassment. Ms. Monaco had the courage to inform the Board about altered, inaccurate, incomplete or omitted information that Hermann Luebbert was presenting to the Board for a decision. As a result, she was harassed and targeted by Luebbert. Unfortunately, the majority of the Board members (John Borer, Kevin Weber, Beth Hoffman) will support him and at all costs, and some of them have been engaged in their own unauthorized Board activities with Luebbert (John Borer, Kevin Weber, Hermann Luebbert).

Hermann Luebbert, Executive Chairman, had the operational responsibility to manage the production of lamps and clinical trials. Due to his lack of competent management, the lamps have been continuous delayed, as have the clinical trials, resulting in direct adverse financial impact to the operating results. Ms Monaco brought it up, and I have raised it numerous times. Luebbert had no response and had never apprised the Board. Instead Luebbert focused on distracting the company in pursuit of defending a potential hostile takeover, which was never substantiated in spite of my questioning it. This distraction eroded the Company’s liquidity and going concern status. Both John Borer and Luebbert said it was a “footnote”, and not to be concerned. I refuted their statements as problematic and extremely risky.

There is clear evidence the majority Board members have unauthorized Board meetings on the side, where they are in clear violation of the Bylaws 24 hour notice requirement; discuss, come to an agreement and take actions. I have complained to the General Counsel about this, and then a Board meeting is called and of course the vote is perfunctory, with oftentimes, I end up voting No on the “proposed action”, as the minority Board member voting. As a minority Board member I am not adding value for the shareholder. Luebbert’ appointment as CEO is an example of this action. Luebbert met with key senior staff of the company and directed them and made decisions, thereby creating organizational confusion as Erica Monaco was still the CEO and had not yet resigned. Another example of this is Weber and Luebbert are engaged in potential M&A discussions with a company without Board authorization. Also, another example is Luebbert and Borer are also engaged in an M&A discussion with a potential company.

Borer, Weber and Luebbert take exception and have stated that I am “too transparent” with Grant Thornton in my role as Audit Chairman. Borer wanted to change the charter of the Audit Committee. The Board members (Luebbert, Weber and Borer and Hoffman) bullying, profanity and harassment has no place in a Board room and in good corporate governance.

As you all know, since its IPO when Biofrontera, I have worked tirelessly to support the Company’s mission and help it become a professionally run public company. I believed in the Biofrontera mission of providing high quality health care as a U.S.-based biopharmaceutical company commercializing a portfolio of pharmaceutical products for the treatment of dermatological conditions with a focus on photodynamic therapy (“PDT”) and topical antibiotics. My interests are 100% aligned with the shareholders. Unfortunately, I can no longer lend my name and reputation to the Company, nor support actions of the Board and Luebbert, which I believe are not in the best interest of stockholders.

I have communicated my concerns to the Board and to Dan Hakansson and Stephen Older SEC Counsel directly on numerous occasions, but these concerns have largely been ignored. To be crystal clear, I do not believe Luebbert should remain as the Executive Chairman & CEO of the Company. I believe that his continued tenure is harmful to the interests of stockholders and to Biofrontera employees for all the reasons I have previously stated to you.

I remain extremely troubled by the liquidity of the company, the Board’s totally inappropriate and unethical treatment of Ms. Monaco, and its willingness to distract from executing the commercial strategy thereby, hindering the Company’s ability to drive towards a successful financial performance on behalf of the stockholders.

Instead of the Board calling Luebbert to account, the majority of the Board (Borer, Hoffman, and Weber) has decided to continue to support Luebbert as the CEO, and to continue to preside over the destruction of shareholder value. The current stock price is $0.52 per share; less than $1.00 per share. I have conveyed my concern about Luebbert’s appointment, his actions, and the Company’s financial deterioration. However, as the minority Board member, I was not able to effectuate change. My hands are limited by those who remain firmly aligned with Luebbert for reasons I cannot understand. I have never witnessed such poor corporate governance at any company, let alone a public company.

As a steward of shareholder capital with fiduciary duties to stockholders, I cannot continue as a director under these circumstances.

Lest there be any doubt, I am tendering my resignation because I have a fundamental disagreement with management as set forth in Item 502(a) of Form 8-K.

Sincerely yours,

Loretta M Wedge